Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Eaton Vance Corp.:

We consent to the incorporation by reference in the Registration Statements listed at Exhibit 99.1 on Forms S-3 and S-8 of our reports, dated December 21, 2011, relating to the consolidated financial statements of Eaton Vance Corp. (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of new accounting guidance for consolidation of variable interest entities effective in 2011 and non-controlling interests effective in 2010), and the effectiveness of Eaton Vance Corp.’s internal control over financial reporting appearing in this Annual Report on Form 10-K of Eaton Vance Corp. for the year ended October 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 21, 2011